UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.
For the Fiscal Year ended December 31, 2010
OR

☐	TRANSITION REPORT PERSUANT TO SECTION 15(d) ) OF THE SECURITIES AND EXCHANGE ACT OF 1934.
For the period from __________________________ to ______________.
Commission file number 1-14642
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ING Financial Services LLC 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address or its principal executive office:
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands
Or
P.O. Box 810
1000 AV Amsterdam
The Netherlands

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
December 31, 2010 and 2009

Page

Independent Auditors’ Report	1
Financial Statements:
Statement of Net Assets Available for Plan Benefits As of December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2010	3
Notes to Financial Statements	4-12
Supplemental Schedule*:
Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2010	13
EX-23.1

*	Schedules required by Form 5500 that are not applicable have been omitted

INDEPENDENT AUDITORS’ REPORT
The Plan Administrator
ING Financial Services LLC
401(k) Savings Plan
We have audited the accompanying statement of net assets available for plan benefits of the ING Financial Services LLC 401(k) Savings Plan (the Plan) as of December 31, 2010 and December 31, 2009, and the statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of a material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to the above present fairly, in all material respects, the net assets available for benefits of ING Financial Services LLC 401(k) Savings Plan as of December 31, 2010 and December 31, 2009, and the changes in its net assets available for benefits for the year ended December, 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Very truly yours,

/s/ P&G Associates
P&G Associates
June 9, 2011
646 Highway 18 East Brunswick, NJ 08816 877.651.1700     www.pandgassociates.com

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
As of December 31,

	2010	2009
Assets:
Investments, at fair value (notes 3 and 4)	$164,471,638	$145,663,535

Other Assets:
Participant loans	1,995,861	2,042,940
Cash	436,619	1,230,173
Assets at fair value	166,904,118	148,936,648
Other Liabilities — Net	30,483	31,084

Net assets available for plan benefits at fair value	166,873,635	148,905,564
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(648,228)	(145,514)

Net assets available for plan benefits	$166,225,407	$148,760,050

See accompanying notes.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Interest on participant loans	$112,987
Dividends	2,067,137
Net appreciation in fair value of Investments (note 3)	15,238,460

Total investment income (loss)	17,418,584

Contributions:
Employer	4,590,371
Participant	6,275,873
Participant rollover	1,128,904

Total contributions	11,995,148

Total additions	29,413,732

Deductions from net assets attributed to:

Benefit and withdrawals paid to participants	11,038,020
Administrative expenses (note 2)	262,127

Total deductions	11,300,147

Net increase in assets available for Plan benefits at fair value	18,113,585
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(648,228)
Net increase in assets available for Plan benefits at contract value	17,465,357

Net assets available for plan benefits:

Beginning of year	148,760,050

End of year	$166,225,407

See accompanying notes.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(1)	Description of Plan

The following description of the ING Financial Services LLC 401(k) Savings Plan (“the Plan”) is provided for only general information. Participants should refer to the Plan agreement for a more complete description.

General

The Plan is a defined contribution plan, which is sponsored by ING Financial Services LLC (the Company), covering all employees of the Company and its participating affiliates and subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986, as amended.

Eligibility and Participation

Participation in the Plan is voluntary. Any employee, as defined by the Plan, who regularly works more than 21 hours per week (a “Full-Time” employee), is eligible to participate in the Plan on the first day of the month after commencing employment with the Company. Any employee, who regularly works less than 21 hours per week (a “Part-Time” employee), is eligible to participate in the Plan as of the first day of the month after completing one year of service. One year of service means the completion of 1,000 hours of service in a 12-month period.

Benefits

Employees participating in the Plan, or their beneficiaries, are eligible to receive benefit payments upon termination of service by reason of death, permanent disability, normal retirement at or after age 65 or early retirement. Such benefit payments are based on the participant’s vested interest in the fair value of the net assets of the Plan. Upon such termination of service, participants have the option of receiving the value of their account balance either as a lump sum or in monthly installments over a fixed period of years.

Contributions

Eligible employees who elect to participate in the Plan agree to contribute 1% to 100% (Highly Compensated Employees are limited to 20%) of their eligible salaries, as defined. The Company’s contributions are equal to 100% of the employees’ participating contributions up to 6% of the eligible compensation. The Plan permits the participants to contribute to the Plan on a pre-tax basis. Current law generally limits participant pre-tax contributions to $16,500 for the Plan year ended December 31, 2010. In addition, employees who are age 50 or older are permitted to make additional pre-tax contributions of up to $5,500. Withdrawals of pre-tax contributions are subject to certain tax law restrictions. The Plan also provides a “rollover” provision for new employees receiving distributions from a qualified plan of a former employer.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Continued)
Investments Elections

A participant may elect to direct the employee contributions to each or any investment fund specified in multiplies of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

Vesting

Participants are fully vested in their contributions and earnings thereon. Employees hired on January 1, 2002 or later will be 25% vested in the company match portion of their account with each year of service they complete and fully vested after four years of service (Employees hired prior to this date were governed by an alternate vesting plan). At December 31, 2010 and 2009, forfeited non-vested accounts totaled $125,110 and $155,338, respectively. These accounts are used to reduce future employer contributions and to pay Plan expenses. During 2010, $125,110 was applied against employer contributions.

Participants’ Withdrawals

Prior to termination of service, a portion of a participant’s contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Plan Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59 1/2 may be subject to a 10% penalty and applicable income taxes. Upon termination of employment, a participant may receive a distribution of the value of his account. Upon the death of a participant, the value of such participant’s account shall be distributed to his beneficiary. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant’s termination of employment.

Loans

Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000 with a minimum loan amount of $1,000. Interest is charged to participants based on a rate of the prime rate plus 2%, or other such rate as determined by the Plan administrator. A participant may have no more than two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments with the exception of purchasing a home, when the amortization period can extend to 120 months. Loans are repaid through payroll deductions and repayment begins the first pay period after disbursement of the loan. Loan defaults or non-repayment of loan balances by participants are reported as taxable distributions from the loan fund.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Continued)
Plan Termination

While it has not expressed any intention to do so, the Plan may be terminated or partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Sponsor. In the event of such termination of the Plan, the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein and the disclosure of the contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see note 4) except as described below. Shares of ING Common Stock ADRs are valued at quoted market prices. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Shares of common trust funds are valued at fair value which represents the net asset value of the shares held by the Plan as provided by the investment manager of the fund. Money Market funds and participant loans are valued at cost which approximates fair value.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting for Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires Statement of Net Assets Available for Plan Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a fair value basis for the fully-responsive investment contracts.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Continued)
The Morley Stable Value fund is a fully benefit-responsive investment. Its net yield at December 31, 2010 was 1.970%, and its net crediting rate was 2.754%. The corresponding rates for December 31, 2009 were 2.25% and 2.25%, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Realized gains and losses on the sales of investments and unrealized gains and losses on investments held are recognized in the statements of changes in assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

Benefits and Withdrawals

Benefits and withdrawals are recorded when paid.

Administrative Expenses

Administrative expenses are paid from Plan assets.

(3)	Investments

At December 31, 2010 and 2009, the Plan held the following investments:

	2010	2009
At fair value, based on quoted market prices:
Mutual Funds	$119,700,789	$105,909,134
ING Common Stock ADR	5,358,243	4,198,542
At estimated fair value:
Common Trust Funds	39,412,606	35,555,859

At cost, which approximates fair value:
	$164,471,638	$145,663,535

During 2010, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated/(depreciated) in value by $15,238,460, as follows:

ING Common Stock ADR	(40,119)
Common Trust Funds	1,397,428
Mutual Funds	13,881,151

$15,238,460

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Continued)
The following presents investments at December 31, 2010 and 2009 that represent 5% or more of the Plan’s net assets.

2010
Gartmore Morley Stable Value Fund*	$33,761,887
Schwab S&P 500 Index Fund	23,889,175
Harbor Capital Appreciation International	12,971,477
T. Rowe Price Emerging Markets Stock Fund	12,220,709
Royce Micro Cap Fund	11,694,266
Artio Int’l Equity Fund	10,454,673
Goldman Sachs Growth Opp F	9,314,146
T. Rowe Price Equity Income Fund	8,509,387

2009
Gartmore Morley Stable Value Fund *	$30,980,780
Schwab S&P 500 Index Fund	20,825,977
Harbor Capital Appreciation Institutional Fund	13,135,102
Artio International Equity Fund	9,799,140
T. Rowe Price Equity Income Fund	8,178,439
Royce Micro Cap Fund	9,085,959
Goldman Sachs Growth Opp. Fund	8,212,452
T. Rowe Price Emerging Markets	10,949,913

*	Stated at Fair Value. Contract values for the years ending December 31, 2010 and 2009 were $33,113,659 and $30,835,267, respectively.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Continued)
(4)	Fair Value

In July, 2009 the FASB issued Topic ASC 820, Fair Value Measurements and Disclosures, which establishes a hierarchy for measurement of fair values of assets and liabilities. The hierarchy was originally issued as SFAS No. 157 in 2006, which the Plan adopted effective January 1, 2008.

In accordance with Topic ASC 820, the Plan classifies its investments into Level 1, Level 2 and Level 3 as defined below:

Level 1: Quoted market prices in active markets for identical assets or liabilities in active markets (this is the highest level)

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions (this is the lowest level).

An asset or liability’s level is based on the lowest level of any input which is significant to its fair value measurement. The methodologies used for fair value at December 31, 2010 and 2009 were:

Common stocks are valued at the last closing price for the stock on a major exchange as of the reporting date.

Mutual funds are based on the Net Asset Value (“NAV”) of the fund which is the aggregate value of all assets owned by the fund less any liabilities of the fund, as reported on a major exchange, divided by the total number of shares of the fund.

Common collective trusts are based on the net asset value of the trust per unit, as reported by the administrator.

Loans to plan participants are based on amortized cost, which approximates fair value.

The Plans investments measured at fair value on a recurring basis, as of December 31, 2010 and 2009, were as follows:

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Continued)

2010	TOTAL	Level 1	Level 2
Mutual funds	$119,700,789	$119,700,789	$
Common Stocks/ADRs	5,358,243	5,358,243		—
Common/collective trusts	39,412,606	—		39,412,606

Total	$164,471,638	$125,059,032		$39,412,606

2009	TOTAL	Level 1	Level 2
Mutual funds	$105,909,134	$105,909,134	$—
Common Stocks/ADRs	4,198,542	4,198,542	—
Common/collective trusts	35,555,859	—	35,555,859

Total	$145,663,535	$110,107,676	$35,555,859

There were no instruments with fair value measurements using significant unobservable inputs. (Level 3 assets)
Accordingly, there were no losses in either 2010 or 2009 included in changes in net assets available for benefits attributable to the changes in unrealized gains or losses relating to Level 3 assets held by the Plan on December 31, 2010 or 2009.
(5)	Income Taxes

The Plan has obtained its latest determination letter dated April 28, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Continued)
(6)	Reconciliation of Financial Statements to Form 5500
There are reconciling items or differences between the Financial Statements and the Form 5500 relating to net assets available for Plan Benefits and changes in net assets as of and for each of the years ended December 31, 2010 and 2009, respectively.

	2010	2009

Net Assets available for Plan benefits
Net Assets available for Plan benefits per financial statements	$166,225,407	$148,760,050
Fair Value adjustment to fully benefit responsive investment contracts	648,228	145,514

Net assets available for plan benefits per Form 5500	$166,873,635	$148,905,564

	2010	2009

Change in Net Assets available for Plan benefits
Change in Net Assets available for Plan benefits per financial statements	18,113,585	$35,769,649
Fair Value adjustment to fully benefit responsive investment contracts	(648,228)	(145,514)

Change in net assets available for plan benefits per Form 5500	$17,465,357	$35,624,135

(7)	Risks and Uncertainties

The Plan offers a number of investment options including ING common stock and a variety of investment funds, some of which are mutual funds and common trust funds. The funds include U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(Concluded)
Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of ING common stock fund, which principally invests in a single security.

(8)	Related Party Transactions

The record keeping and custody functions for the underlying investments held by the Plan are performed by Milliman Inc. and Charles Schwab, respectively. Certain investments of the Plan are shares of mutual funds and Common Trust Funds advised by affiliates of Charles Schwab.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by ING Groep N.V. (ING). ING is the ultimate parent of the company as defined by the Plan.

ING FINANCIAL SERVICES LLC
401(k) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at end of Year)
December 31, 2010

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Number of Units	(e)Current Value
*	ING Group Common Stock	Common Stock	547,318	$5,358,243
	Alpine Int’l Real Estate	Mutual Funds	21,016	545,152
	Artio Int’l Equity Fund	Mutual Funds	355,480	10,454,673
*	Balanced Fund R4 America	Mutual Funds	264,708	4,740,915
	Blackrock Bond Index Fund	Mutual Funds	414,184	4,212,255
	Cohen & Steers Realty	Mutual Funds	25,655	1,499,800
	Federated US Govt. Secs	Mutual Funds	266,831	2,913,798
	Goldman Sachs Growth Opp F	Mutual Funds	405,668	9,314,146
*	Growth Fund of America	Mutual Funds	93,366	2,818,727
	Harbor Capital Appreciation International	Mutual Funds	353,254	12,971,477
	Hotchkis & Wiley large Cap Value	Mutual Funds	101,802	1,656,312
*	Schwab S&P 500 Index Fund	Mutual Funds	1,220,704	23,889,175
	Jennison Small Company Fund	Mutual Funds	104,886	2,222,543
	Perkins Mid Cap Value Fund	Mutual Funds	156,161	3,524,552
	PIMCO High Yield Institutional Fund	Mutual Funds	700,312	6,512,903
	Royce Micro Cap Fund	Mutual Funds	665,582	11,694,266
	T. Rowe Price Emerging Markets Stock Fund	Mutual Funds	346,392	12,220,708
	T. Rowe Price Equity Income Fund	Mutual Funds	359,197	8,509,387
	Gartmore Morley Stable Value Fund**	Collective Investment Trust	1,476,536	33,761,887
*	Schwab Managed Retirement Trust 2010	Collective Investment Trust	34,728	568,155
*	Schwab Managed Retirement Trust 2020	Collective Investment Trust	109,973	1,905,834
*	Schwab Managed Retirement Trust 2030	Collective Investment Trust	128,367	2,310,622
*	Schwab Managed Retirement Trust 2040	Collective Investment Trust	47,851	866,108
*	Participant Loans	Interest rates ranges from	5.25% to 10.25%	1,995,861
		with maturities ranging from	1 year to 10 years
	Cash/Money Market Accounts	Cash/Money Market funds	436,619	436,619

	Total			$166,904,118

*	Parties-in-interest as defined by ERISA

**	Stated at fair value; contract value was $33,113,659.
See accompanying independent auditors’ report.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Financial Services LLC 401(k) Savings Plan
By:	/s/ Karen Morse
Karen Morse, Director of the Employee Benefits Form 11-K 401K savings plan 2010 filing

Dated: June 22, 2011

EXHIBIT INDEX
Exhibit 23.1 — Consent of Independent Public Accounting Firm — P&G Associates